~~SEC #1-13812~~

1-31328

02041003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act or 1934

6/11/2002

For the month of June 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 2393 – 595 Burrard Street, PO Box 49186
Vancouver, B.C. V7X 1K8
Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date June 11, 2002

By: K. Church

Kathryn A. Church
Corporate Secretary

PMU News Release #02-07
TSE, AMEX Symbol PMU

June 11, 2002

DENTON-RAWHIDE GOLD MINE CLEANS UP SOLUTION SPILL

Pacific Rim Mining Corp. was notified late afternoon, Monday, June 10, 2002 by the General Manager of the Kennecott Rawhide Mine that the Denton-Rawhide Mine had experienced a process solution spill on which clean up had already been completed.

On Sunday, June 9, 2002, leaching process solution used at the Denton-Rawhide Mine, located in Mineral County, Nevada, overflowed containment structures from a ruptured pipe triggering the mine's Emergency Response Plan. Approximately 40,000 gallons of dilute cyanide process solution, which is used to recover precious metals escaped the containment area. Mine personnel took immediate actions to contain and neutralize the spilled solution to ensure no harm occurred to employees, wildlife or the environment:

- The spill was caused by a failure of a weld on a 16-inch diameter pipeline that was carrying process solution from a lined storage pond to a lined heap leach pad.
- The mine immediately shut down the pipeline flow when the failure in the weld was detected.
- The process solution is at a concentration of about 140 parts of cyanide per million parts of solution, resulting in a spill of approximately 47 pounds of cyanide.
- The mine removed approximately 300 tons of affected soil, placing it back on the lined heap leach pad. Areas that had minimal exposure were sprayed with a dilute solution of water and bleach (sodium hypochlorite) to neutralize any remaining cyanide. Some soils were not removed in order to minimize disturbance to the environment.
- Preliminary soil samples are being taken to determine the effectiveness of the mine's response and clean up efforts.
- All appropriate state and federal regulatory agencies were notified of the spill and the clean up actions taken. The mine has invited state and federal regulatory personnel to visit the site and review the response and clean up efforts and to determine whether any additional clean up measures are needed.
- The mine's general manager, Kevin Hegerle, stated "The Rawhide Emergency Response Team went into action as soon as the ruptured pipeline weld was detected and did an effective job in the clean up to ensure protection of the environment. Although Rawhide's environmental record and response to this incident can be described as being very good, we will learn from this incident and make improvements to our overall operation to prevent any future recurrence."
- There were no wildlife, surface or ground waters impacted by the spill.

"While the spill is unfortunate, we are pleased with the quick and efficient clean up response by our partner, Kennecott. The incident is being reviewed by the team on site to determine what can be done to minimize the possibility of another similar incident" stated Tom Shrake, CEO of Pacific Rim Mining Corp.

On behalf of the board of directors,

"Catherine McLeod-Seltzer"

Catherine McLeod-Seltzer
President

- The Denton-Rawhide Mine is jointly owned by Kennecott Minerals Company (51%) and Pacific Rim Mining Corporation (49%). The mine is located in the old Rawhide Mining District, approximately 55 miles southeast of Fallon, Nevada, in Mineral County. Production at Rawhide began in 1990 and has averaged approximately 100,000 ounces of gold and one million ounces of silver annually. The mine is currently in the process of planning for final reclamation and closure. Mining is scheduled to end during the second half of 2002 with completion of processing low-grade stockpiled ore by the second quarter of 2003.

#2390 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com